
August 23, 2023

Aubree Corallo
Director, Legal Counsel
Dell International L.L.C.
One Dell Way
Round Rock, Texas 78682

Re: Dell International L.L.C.

Dear Aubree Corallo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray, Staff Attorney at 202-551-6356 or Matthew Crispino, Staff Attorney at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Hui Lin